MATRIX ADVISORS VALUE FUND, INC.

AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 1st day of September, 2020, by and between Matrix Advisors Value Fund, Inc., a Maryland corporation (the “Fund”), and the Advisor of the Fund, Matrix Asset Advisors, Inc. (the “Advisor”).

WITNESSETH:
WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 18th day of April, 1997 (the “Investment Advisory Agreement”), amended as of the 1st day of September, 2010; and

WHEREAS, the Fund, and each of its respective classes, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Fund desires to allow the Advisor to implement those limits; and

WHEREAS, this Agreement amends and restates any and all prior operating expenses limitation agreements and amendments thereto between the Advisor and the Fund.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Advisor hereby agrees to limit each class of the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a class of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to that class of the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquiring fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement. Any such reductions made by the Advisor in its fees or payment of expenses which are the

Fund’s obligation are subject to reimbursement by the Fund to the Advisor, if so requested by the Advisor, within a three-year period from the date of the waiver or expense payment if such reimbursement will not cause the Fund to exceed the lesser of: (a) the expense limitation in place at the time of the waiver and/or expense payment; or (b) the expense limitation in place at the time of the recoupment. Any such reimbursement will also be reviewed by the Board of Directors. Such reimbursement may not be paid prior to the Fund’s payment of current ordinary operating expenses.

4. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect until October 31, 2021, unless sooner terminated by either of the parties hereto as provided in Paragraph 5 of this Agreement. This Agreement shall automatically renew for successive one-year periods absent written notice to the other party of not less than 60 days prior to the then-effective termination date.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Directors, on behalf of the Fund, upon 60 days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Directors, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

MATRIX ADVISORS VALUE FUND, INC.	MATRIX ASSET ADVISORS, INC.

By: /s/ Lon F. Birnholz	By: /s/ David Katz
Name: Lon F. Birnholz	Name: David Katz
Title: Executive Vice President and Secretary	Title: President

Appendix A

Operating Expenses Annual Limit
Fund	(as a percentage of average daily net assets)

Matrix Advisors Value Fund	0.99%